UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 9, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ralph Lauren Corp.

File No. 001-13057 - CF#27585

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Ralph Lauren Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 09, 2011.

Based on representations by Ralph Lauren Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through March 31, 2013
Exhibit 10.3	through September 28, 2012
Exhibit 10.4	through October 14, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel